As filed with the Securities and Exchange Commission on July 1, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTH TEXAS OIL COMPANY
(Name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	74-2949620 (I.R.S. Employer Identification No.)
300 East Sonterra Boulevard, Suite 1220
San Antonio, Texas 78258
(210) 545-5994
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Michael J. Pawelek
Chief Executive Officer
300 East Sonterra Boulevard, Suite 1220
San Antonio, Texas 78258
(210) 545-5994
(210) 545-3317 (Fax)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Kirk Tucker
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111
(713) 654-1871 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $0.001 per share	44,648,391	$0.53	$23,663,648	$1,320.43

(1)    Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for our common stock as quoted on the NASDAQ Global Market on June 29, 2009, in accordance with Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 1, 2009

PROSPECTUS

44,648,391 Shares
Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 44,648,391 shares of our common stock for the account of the stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. We will not receive any proceeds from sales by the selling stockholders.

On May 18, 2009, pursuant to a securities exchange agreement with The Longview Fund, L.P. (“Longview”), the Company issued to Longview approximately 1.75 million shares of Series A Convertible Preferred Stock in exchange for the surrender and cancellation of approximately $17.5 million of notes held by Longview. The shares of Series A Convertible Preferred Stock are convertible into shares of our common stock at any time subsequent to 90 days after the issuance of the shares at a conversion price of $0.50 per share of common stock.  In connection with the issuance of the Series A Convertible Preferred Stock, we agreed to file with the U.S. Securities and Exchange Commission on or before July 1, 2009 a registration statement covering resales of 35,106,520 shares of common stock issuable to Longview upon conversion of the Series A Convertible Preferred Stock, 7,126,871 shares of our common stock currently owned by Longview, and 750,000 shares of common stock issuable upon the exercise of purchase warrants currently owned by Longview. This prospectus forms a part of the registration statement filed by us pursuant to that agreement.

On June 10 and June 16, 2009, we entered into and closed Securities Purchase Agreements with eight individual investors, pursuant to which we issued and sold convertible notes in an aggregate original principal amount of $555,000, which are convertible into 1,110,000 shares of our common stock at $0.50 per share.  In addition, we issued warrants to purchase 555,000 shares of our common stock at $0.50 per share.  This prospectus also forms a part of the registration statement filed by us to register the shares of common stock underlying the convertible notes and warrants that we sold pursuant to the Securities Purchase Agreements

Our common stock is quoted on the NASDAQ Global Market under the symbol “STXX.” On June 29, 2009, the last reported sales price for our common stock was $0.51 per share.

Investing in our common stock involves risks. Please read carefully the information under the headings “Risk Factors” beginning on page 4 and “Forward-Looking Statements” on page 22 of this prospectus before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
    , 2009

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells shares of our common stock pursuant to the registration statement of which this prospectus is a part, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the terms of the offering. That prospectus supplement may include additional risk factors or other special considerations applicable to the offering and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

i

 PROSPECTUS SUMMARY

The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. It likely does not contain all of the information that is important to you or that you should consider when making an investment decision. In this prospectus, we refer to South Texas Oil Company and its subsidiaries as “we,” “us,” “our,” “South Texas” or the “Company” unless we specifically indicate otherwise or the context clearly indicates otherwise.

THE COMPANY

South Texas Oil Company is an independent oil and natural gas company engaged in the acquisition, production, exploration and development of oil and natural gas. Our management team has extensive technical and operating expertise in all areas of our geographic focus, which are primarily located in Texas, Louisiana, Colorado and the Gulf Coast. Our producing properties are located in highly prolific fields with long histories of oil and natural gas operations.

South Texas Oil Company was incorporated under the laws of the State of Nevada on July 31, 2001 as Nutek Oil, Inc., a wholly owned subsidiary of Nutek, Inc., a Texas corporation (“Nutek”). Our Articles of Incorporation presently authorize 200,000,000 shares of common stock at $.001 par value and 5,000,000 shares of preferred stock at $.001 par value. On August 1, 2001 and January 8, 2004, Nutek made distributions of the Company’s common stock to its stockholders pursuant to a planned “spin-off” that resulted in all of the outstanding shares of the Company’s common stock being held by the stockholders of Nutek. On April 1, 2005, we changed our name from Nutek Oil, Inc. to South Texas Oil Company.  Our business activities are primarily conducted through our wholly owned subsidiaries, Southern Texas Oil Company, STO Drilling Company, STO Operating Company, and STO Properties LLC, a wholly owned subsidiary of STO Operating Company. We operate in one reportable segment engaged in the exploration, development and production of oil and natural gas properties. Our principal offices are located at 300 East Sonterra Boulevard, Suite 1220, San Antonio, Texas 78258, and our telephone number is (210) 545-5994.

Recent Developments

New Management Team and Relocation of Corporate Headquarters

On June 24, 2008, we announced that Michael J. Pawelek, South Texas Oil Company’s current Chairman of the Board, was named as our Chief Executive Officer and President. Additionally, Wayne A. Psencik was appointed as Executive Vice President and Chief Operating Officer, and Sherry L. Spurlock was appointed as Executive Vice President and Chief Financial Officer. The management change was an internally planned succession.  Additionally, Theodore J. Wicks was appointed Executive Vice President of Corporate Development in October 2008 and Robert W. Kuehner was appointed Vice President of Land Management in August 2008.  Effective July 1, 2008, South Texas Oil Company moved its corporate headquarters to 300 East Sonterra Boulevard, Suite 1220, San Antonio, Texas 78258.  Our office number is (210) 545-5994 and the fax number is (210) 545-3317.

Senior Secured Bridge Financing

On September 19, 2008, we closed a $7.0 million bridge financing with the Longview Marquis Master Fund, L.P. (“Marquis”) in the form of a senior secured note of which $6.75 million was available to us for general working capital purposes.  The senior secured note carries an interest rate of 12.5% per annum payable quarterly in cash and matures in September 2009. On May 29, 2009, Marquis transferred 25% of its interests in the senior secured note and in our credit facility (collectively, the “Senior Secured Notes”) with Marquis to Summerview Marquis Fund, L.P. (“Summerview”).

$27.3 Million Debt Restructuring and Non-Core Asset Divestitures

On February 23, 2009, we announced a comprehensive debt restructuring and related agreements with The Longview Fund L.P. (“Longview”), which extinguished 62% of our existing notes payable under our credit facility and our senior secured debt.  Under the definitive agreements with Longview, we restructured $27.3 million of debt (plus accrued interest) through (i) the payment of $17.5 million in debt (plus accrued interest) held by Longview in exchange for 1.75 million shares of our Series A Convertible Preferred Stock and (ii) a debt/non-core asset exchange between us and Longview valued at $9.8 million.

Pursuant to a securities exchange agreement, issued to Longview approximately 1.75 million shares of Series A Convertible Preferred Stock in exchange for the surrender and cancellation of approximately $17.5 million of notes payable held by Longview. Each share of Series A Convertible Preferred Stock has a stated value equal to $10.00 per share, has no coupon rate, does not pay dividends, and has no voting rights. The shares of Series A Convertible Preferred Stock are convertible into shares of our common stock at any time subsequent to 90 days after the issuance of the shares at a conversion price of $0.50 per share of common stock. Stockholders holding more than a majority of our outstanding common stock (approximately 59.36%) approved the creation and issuance of the shares of Series A Preferred Stock to Longview, and we filed an information statement on Schedule 14C with the Securities and Exchange Commission (the “SEC”), which was subject to SEC review. Following the SEC review, we provided notice to all of our stockholders that did not consent to the action, by delivery the definitive information statement, and the exchange closed within 20 days following the mailing of the definitive information statement to our stockholders.

We also entered into a definitive asset purchase and sale agreement with Longview sell our Colorado DJ Basin property and our Unit U34 drilling rig and associated assets to Longview for a combined total of $9.8 million. Subject to the terms and conditions of the purchase and sale agreement, we conveyed these assets to Longview in exchange for Longview’s discharge and satisfaction of $9.8 million in debt.  The Colorado property disposition included our entire 37.5% non-operated working interest in 23,111 gross (8,666 net) acres located in Logan County, Colorado. The DJ Basin property included approximately 217,000 Boe of proved reserves and an estimated 18 Boe/d of net production.

Closing of both transactions was subject to customary closing conditions and SEC review of our Information Statement on Schedule 14C. The final closing price reflected typical closing and post-closing adjustments. Following the closing of both transactions, our remaining senior secured debt with Marquis was approximately $16.0 million.

2009 Spring Offering

On June 10 and June 16, 2009, we entered into and closed Securities Purchase Agreements (the “Securities Purchase Agreements”) with eight individual investors (the “Buyers”), pursuant to which we issued and sold Convertible Notes to the Buyers in an aggregate original principal amount of $555,000 (the “Convertible Notes”). The Convertible Notes carry an interest rate of 14% per annum payable monthly in cash, mature in June 2011 and are convertible into 1,110,000 shares of our common stock at $0.50 per share. In addition, we issued warrants to purchase 555,000 shares of our common stock at $0.50 per share.  The Convertible Notes are secured by certain of our and our subsidiaries’ real property interests in specified wells (the “Collateral Assets”) and the Buyers’ security interests in the Collateral Assets rank pari passu with the security interests in the Collateral Assets of Marquis and Summerview, our existing senior secured debt holders. The Collateral Assets are subject to mortgages. Certain of our subsidiaries have guaranteed our obligations under the Convertible Notes and other transaction documents pursuant to a Guaranty.

In conjunction with the transactions described in the Securities Purchase Agreements, we entered into Waiver and Amendment Agreements with Marquis and Summerview, pursuant to which the parties amended and waived certain provisions and covenants appurtenant to the Senior Secured Notes, including extending the maturity date of the Senior Secured Notes held by Marquis and Summerview to March 2010 and increasing the interest rate of the Senior Secured Notes to 13%.

THE OFFERING

Securities offered	Up to 44,648,391 shares of our common stock.
Use of proceeds	We will not receive any proceeds from the sale by the selling stockholders of its shares of our common stock.
Listing	Our common stock is listed on the NASDAQ Global Market under the symbol “STXX.”

RISK FACTORS

You should carefully consider all of the information set forth or incorporated by reference in this prospectus and, in particular, the specific factors in the section of this prospectus entitled “Risk Factors.”

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to us and our common stock should be considered carefully before making an investment decision. See “Where You Can Find More Information” for a description of the information we have included or incorporated by reference in this prospectus.  This prospectus and the documents we incorporate by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described in the documents we incorporate by reference.  See “Forward-Looking Statements” for a discussion of forward-looking statements included or incorporated by reference in this prospectus.

Risks Relating to Our Business

We have incurred significant losses and anticipate that we will continue to incur losses for the foreseeable future.

In the fiscal years ended December 31, 2008 and 2007, we incurred net losses after taxation of approximately $19.7 million and $6.6 million, respectively. There is no assurance that we will be able to successfully achieve an increase in production and reserves so as to operate in a profitable manner. If the business of oil and natural gas well exploration and development slows, and commodity prices notably decline, our margins and profitability will suffer. We are unable to predict whether our operating results will be profitable. Our operations have consumed a substantial amount of cash since inception. We expect to continue to spend substantial amounts to:

•	identify and exploit oil and natural gas opportunities;
•	maintain and increase our human resources, including hiring full-time and consultant resources;
•	evaluate drilling opportunities;
•	identify acquisition candidates; and
•	evaluate future projects and areas for long-term development.

We expect to have increased cash requirements to fund our operations and growth.

We expect that our cash requirement for operations will increase significantly over the next several years. We will be required to raise additional capital to meet anticipated needs. Our future funding requirements will depend on many factors, including, but not limited to:

•	success of ongoing operations;
•	forward commodity prices; and
•	operating costs (including human resource costs).

The growth of our business will require substantial capital on a continuing basis. We use debt to fund a portion of our acquisition activities, and we will likely use debt to fund a portion of our future acquisition activities.  To date, our sources of cash for operations have also been primarily limited to the issuance of debt and the sale of equity securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities or securities that are convertible or exchangeable for shares of our common stock, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct our business. If we are unable to raise additional capital, when required, or on acceptable terms, our growth will be limited and we may have to significantly delay, scale back or discontinue our operations, or cause our business to fail in its entirety.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

As of December 31, 2008, our total secured debt was approximately $41.3 million. We also have various commitments for operating leases, drilling contracts and transportation and purchase obligations for services and products. Our level of debt could have important consequences, including the following: it may be more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt agreements, including financial and other restrictive covenants, could result in an event of default under the indenture with Longview Marquis Master Fund, governing our senior notes and the agreements governing our other indebtedness; we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations; the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest; we will need to use a substantial portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities; we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage; we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general, especially declines in oil and natural gas prices; and our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. For instance, approximately $16.0 million of our debt matures and becomes payable on March 31, 2010. We believe that based on our current production levels and prices for oil and natural gas, our cash flows from operations, may not be sufficient to fully repay the debt when due without further reductions in our capital expenditure levels or non-strategic asset sales. If we do not have enough money to service our debt, we may be required but unable to refinance all or part of our existing debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our credit facility and our senior secured notes could result in an event of default, which could adversely affect our business, financial condition and results of operations.

We may incur substantially more debt, which may intensify the risks described herein, including our ability to service our indebtedness.

Together with our subsidiaries, we may incur substantially more debt in the future in connection with our acquisition, development, exploitation and exploration of oil and natural gas producing properties. The restrictions in our debt agreements on our incurrence of additional indebtedness are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. To the extent new indebtedness is added to our current indebtedness levels, the risks described above could substantially increase.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

As of December 31, 2008, we had approximately $41.3 million of total secured debt outstanding under our credit facility and senior secured notes. Our credit facility and senior secured notes generally contain customary covenants, including, among others, provisions relating to the maintenance of the oil and natural gas properties securing the debt, and restricting our ability to assign or further encumber the properties securing the debt. In addition, our credit facility requires us to maintain certain financial and production covenants.

If we were to breach any of our debt covenants and not cure the breach within any applicable cure period, the lenders could require us to repay the debt immediately, if that should occur, we may be unable to pay all such debt or to borrow sufficient funds to refinance the debt. Even if new financing were then available, it may not be on terms that are acceptable to us. To the extent such debt is secured, the lenders, upon our default, could immediately begin proceedings to take possession of the properties securing the credit facility. Any such property loss would materially and adversely affect our cash flow and results of operations.

The global financial and credit crisis and any associated prolonged decline in the price of oil and natural gas will likely limit our access to liquidity and credit and curtail our ability to fund our planned exploration, developments, and production activity, which could adversely affect our business, financial condition and results of operations.

The global financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. Significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made it difficult, and will likely continue to make financing difficult. As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates and enacted tighter lending standards. As a result of the current credit environment, we may be unable to obtain additional funding under our existing credit agreements. In addition, the current disruption in the financial markets has reduced the likelihood that we could successfully issue common stock or other equity-related securities to fund our operations and growth.

The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets has lead to an extended national or global economic recession. A slowdown in economic activity caused by a recession would likely reduce national and worldwide demand for energy and result in lower oil and natural gas prices. Our revenues, cash flow and profitability and our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms depend substantially upon oil and natural gas prices. Prolonged decline in the price of oil and natural gas will likely limit our access to liquidity and credit and curtail our ability to fund our planned exploration, development, and production activity, which could adversely affect our business, financial condition and results of operations.

Oil and natural gas prices are volatile and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under any senior revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties. Prices for oil and natural gas have increased significantly and have been more volatile over the past twelve months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of oil and natural gas;
•	the ability of members of the Organization of Petroleum Exporting Countries, or OPEC, and other producing countries to agree upon and maintain oil prices and production levels;
•	political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;
•	the selling price and production costs of gasoline;
•	the level of consumer product demand;
•	the growth of consumer product demand in emerging markets, such as China;
•	labor unrest in oil and natural gas producing regions;
•	weather conditions, including hurricanes and other natural disasters;
•	the price and availability of alternative fuels;
•	the price of foreign imports;
•	worldwide economic conditions; and
•	the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas and our ability to raise capital.

Oil and natural gas development, re-completion of wells from one reservoir to another reservoir, restoring wells to production and drilling and completing new wells are speculative activities and involve numerous risks and substantial and uncertain costs.

Our growth will be materially dependent upon the success of our future development program.  Drilling for oil and natural gas and re-working existing wells involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered.  The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including:

•	unexpected drilling conditions;
•	pressure fluctuations or irregularities in formations;
•	equipment failures or accidents;
•	inability to obtain leases on economic terms, where applicable;

•	adverse weather conditions;
•	compliance with governmental requirements; and
•	shortages or delays in the availability of drilling rigs or crews and the delivery of equipment.

Drilling or re-working is a highly speculative activity.  Even when fully and correctly utilized, modern well completion techniques such as hydraulic fracturing and horizontal drilling do not guarantee that we will find oil and/or natural gas in our wells.  Our future drilling activities may not be successful and, if unsuccessful, such failure would have an adverse affect on our future results of operations and financial condition.  We cannot assure you that our overall drilling success rate or our drilling success rate for activities within a particular geographic area will not decline.  We may identify and develop prospects through a number of methods, some of which do not include hydraulic fracturing and horizontal drilling, and some of which may be unproven.  The drilling and results for these prospects may be particularly uncertain.  Our drilling schedule and costs may vary from our capital budget.  The final determination with respect to the drilling of any scheduled or budgeted prospects will be dependent on a number of factors, including, but not limited to:

•	the results of previous development efforts and the acquisition, review and analysis of data;
•	the availability of sufficient capital resources to us and the other participants, if any, for the drilling of the prospects;
•	the approval of the prospects by other participants, if any, after additional data has been compiled;
•	economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews;
•	our financial resources and results;
•	the availability of leases and permits on reasonable terms for the prospects; and
•	the success of our drilling technology.

We cannot assure you that these projects can be successfully developed or that the wells discussed will, if drilled, encounter reservoirs of commercially productive oil or natural gas.  There are numerous uncertainties in estimating quantities of proved reserves, including many factors beyond our control.

Unless we replace our oil and natural gas reserves, primarily oil reserves, our reserves and production will decline, which would adversely affect our cash flows and income.

Successful development and production of those reserves cannot be assured. Additional drilling or workovers will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. Our present wells may not continue to produce at current or anticipated rates of production, development drilling may not be successful, production of oil or natural gas may not commence when expected, and there may be unfavorable markets for oil and natural gas produced in the future.  If we are unable to develop or produce reserves for continued production at current rates, we may become unprofitable or cease business.

We are subject to complex laws and regulations that can adversely affect the cost, manner and feasibility of doing business.

Our operations are directly or indirectly subject to extensive and continually changing regulation affecting the oil and natural gas industry. Many departments and agencies, both federal, state and local, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and natural gas industry and our individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability.

If operations of our properties are found to be in violation of any of the laws and regulations to which we are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of operations. Any penalties, damages, fines or curtailment of operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. In addition, many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business.

Our operations and properties are also subject to numerous federal, state and local laws and regulations specifically relating to environmental protection from the time projects commence until abandonment. These laws and regulations govern, among other things: the amounts and types of substances and materials that may be released; the issuance of permits in connection with exploration, drilling and production activities; the protection of endangered species; the release of emissions; the discharge and disposition of generated waste materials; offshore oil and natural gas operations; the reclamation and abandonment of wells and facility sites; and the remediation of contaminated sites. In addition, these laws and regulations may impose substantial liabilities for our failure to comply with them or for any contamination resulting from our operations. Future environmental laws and regulations, such as proposed legislation regulating climate change, may negatively impact our industry. The cost of meeting these requirements may have an adverse effect on our financial condition, results of operations and cash flows.

We are vulnerable to risks associated with operating in the shallow Texas state waters that could negatively impact our operations and financial results.

Our operations and financial results could be significantly impacted by conditions in the shallow Texas state waters because we explore and produce in that area. As a result of this activity, we are vulnerable to the risks associated with operating in the shallow Texas state waters, including those relating to: hurricanes and other adverse weather conditions; oil field service costs and availability; compliance with environmental and other laws and regulations; remediation and other costs resulting from oil spills or releases of hazardous materials; and failure of equipment or facilities. In addition, we are currently conducting some of our exploration in the shallow Texas state waters, where operations are more difficult and costly than on land. Further, production of reserves from reservoirs in the shallow Texas state waters generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the shallow Texas state waters during the initial few years of production and, as a result, our reserve replacement needs from new prospects may be greater there than for our operations elsewhere. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

We may experience a financial loss if any of our significant customers fail to pay us for our oil or natural gas and to the extent these customers reduce the volumes they purchase from us.

We depend on certain key customers for sales of our oil, natural gas and natural gas liquids (NGLs). For the year ended December 31, 2008, sales of oil, natural gas and NGLs to Texon Corporation, DCP Midstream Partners LP, Energy Transfer Partners, LP, and Shell Trading (US) Company accounted for approximately 70%, 13%, 3%, and 2%, respectively, of the Company’s total revenue, or 88% in the aggregate. Our ability to collect the proceeds from the sale of oil and natural gas from our customers depends on the payment ability of these and other customers. If any one or more of our significant customers fails to pay us for any reason, we could experience a material loss. In addition, in recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our oil and natural gas production. This reduction in potential customers has reduced market liquidity and, in some cases, has made it difficult for us to identify creditworthy customers. We may experience a material loss as a result of the failure of our customers to pay us for prior purchases of our oil or natural gas. Furthermore, the loss of any significant customer may cause a temporary interruption in sales of, or a lower price for, our oil and natural gas that could have a significant negative impact on our business. If that were to happen, it may not be possible for us to immediately obtain replacement oil and natural gas purchasers as the industry is extremely competitive.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Many of our key project areas are located in the Giddings Field, which has produced approximately 1.75 billion Boe since drilling began there in the 1960’s. As a result, many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of reserves in these areas. Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our ability to pay distributions.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2008, we had identified 27 lateral development well locations with redevelopment and re-completion potential on our leased acreage in the Giddings Field. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas and NGL prices, costs and drilling results. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations.  Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce oil, natural gas and NGLs from these or any other potential drilling locations.  As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Estimates of oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

This prospectus, or materials incorporated by reference into this prospectus, may contain estimates of our proved oil and natural gas reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated. Accordingly, reserve estimates may be subject to downward or upward adjustment. The information regarding discounted future net cash flows included in this registration statement should not be considered as the current market value of the estimated oil and natural gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Future hedging activities may prevent us from realizing the benefits in oil or natural gas price increases.

As of the date of this prospectus, we have no hedge positions in place. All hedge positions were closed out in December 2008. However, in an attempt to reduce our sensitivity to oil and natural gas price volatility, in the future we may enter into hedging transactions which may include fixed price swaps, price collars, puts and other derivatives. In a typical hedge transaction, we may fix the price, a floor or a range, on a portion of our production over a predetermined period of time. There are numerous risks associated with hedging activities such as the risk that reserves are not produced at rates equivalent to the hedged position, and the risk that production and transportation cost assumptions used in determining an acceptable hedge could be substantially different from the actual cost. In addition, the counter-party to the hedge may become unable or unwilling to perform its obligations under hedging contracts, and we could incur a material adverse financial effect if there is any significant non-performance. While intended to reduce the effects of oil and natural gas price volatility, hedging transactions may limit potential gains earned by us from oil and natural gas price increases and may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than the hedged volumes, there is a widening of price basis differentials between delivery points for our production and the delivery point assumed in the hedge arrangement, or a sudden unexpected event materially impacts oil and natural gas prices. Engaging in hedging activities may prevent us from realizing the benefits of price increases above the levels of the hedges during certain time periods

We may be unable to effectively maintain our oil and natural gas exploration business.

Timely, effective and successful oil and natural gas exploration and production is essential to maintaining our reputation as an oil and natural gas exploration and production company. Lack of opportunities or success may significantly affect our viability. The principal components of our operating costs include salaries paid to corporate staff, costs of retention of qualified independent engineers and geologists, annual system maintenance and rental costs, insurance, transportation costs and substantial equipment and machinery costs. Because the majority of these expenses are fixed, a reduction in the number of successful oil exploration projects, failures in discovery of new opportunities or termination of ongoing projects will result in lower revenues and margins. Prior success in exploration or production of wells does not guarantee future success in similar ventures; thus, our revenues could decline and our ability to effectively engage in oil recovery business would be harmed.

Loss of key executives and failure to attract qualified managers, technologists, independent engineers and geologists could limit our growth and negatively impact our operations.

We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Michael J. Pawelek, our Chairman, President and Chief Executive Officer, Mr. Wayne A. Psencik, our Chief Operating Officer, Ms. Sherry L. Spurlock, our Chief Financial Officer, Mr. Theodore J. Wicks, our Executive Vice President of Corporate Development, Mr. Robert W. Kuehner, our Vice President of Land Management, and Mr. Edward D. Shaw, our Vice President of Operations, for their skills, experience, and knowledge of the company and industry contacts. The loss of any of these executives, or other members of our management team, could have a material adverse effect on our business, results of operations or financial condition.

As we grow, we may increasingly require field managers with experience in our industry and skilled engineers, geologists and technologists to operate our diagnostic, seismic and 3D equipment. It is impossible to predict the availability of qualified managers, technologists, skilled engineers and geologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are particularly necessary to operate systems similar to the ones that we operate.  We may not be able to hire and retain a sufficient number of technologists, engineers and geologists and we may be required to pay bonuses and higher independent contractor rates to our technologists, engineers and geologists which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified managers, technologists, skilled engineers and geologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

We will need to increase the size of our organization, and may experience difficulties in managing growth.

We are a small company with 15 employees as of December 31, 2008. We expect to experience a period of expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional independent contractors and managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

We expect acquisitions will contribute to our future growth, but we cannot assure that we will recover the costs we incur in acquiring oil and natural gas properties. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, operating and capital costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. There can be no assurance that any properties we acquire will be economically produced or developed. Re-engineering operations pose the risk that anticipated benefits, which may include reserve additions, production rate improvements or lower recurring operating expenses, may not be achieved, or that actual results obtained may not be sufficient to recover investments.

In connection with our assessments of the properties we acquire, we perform a review which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We may not be able to obtain contractual indemnities from the seller for the liabilities that it created, or we may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity.  As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

We may have write-downs of our asset values, which could negatively affect our results of operations and net worth.

We follow the successful efforts method of accounting for our oil and natural gas properties. We are required to periodically review our oil and gas assets for impairment. If oil, natural gas and NGLs prices remain depressed or continue to decline, we may be required to write-down the value of our oil and natural gas properties. Such non-cash asset impairments could negatively affect our results of operations.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties in which we have working interests. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel for the operator of our properties. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. Increasing levels of exploration and production in response to any future increases in the prices of oil and natural gas may result in rising demand for oilfield services, in which case the costs of these services may increase while the quality of these services may suffer. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel is particularly severe in Texas, Louisiana and the Gulf Coast, we could be materially and adversely affected because our properties are concentrated in those areas.

Oilfield service and materials’ prices may escalate, and the availability of such services may be inadequate to meet our needs.

Our business plan to develop oil and natural gas resources requires third party oilfield service vendors and various materials such as steel tubulars, which we do not control. Long lead times and spot shortages may prevent us from, or delay us in, maintaining or increasing the production volumes we expect. In addition, escalating costs for such services and materials may render certain or all of our projects uneconomic, as compared to the earlier prices we may have assumed when deciding to redevelop newly purchased or existing properties.  Further adverse economic outcomes may result from the long lead times often necessary to execute and complete our redevelop plans.

Transportation delays, including as a result of disruptions to infrastructure, could adversely affect our operations.

Our business will depend on the availability of a distribution infrastructure. Any disruptions in this infrastructure network, whether caused by hurricanes, earthquakes, storms, other natural disasters or human error or malfeasance, could materially impact our business. Therefore, any unexpected delay in transportation of our produced oil and natural gas could result in significant disruption to our operations. We rely upon others for distribution of oil and natural gas, and any failure on their part could impede the delivery of our oil and natural gas, impose additional costs on us or otherwise cause our results of operations or financial condition to suffer.

The oil and natural gas exploration and production industry is very competitive, and some of our exploration and production competitors have greater financial and other resources than we do.

The market for oil and natural gas recovery projects is generally highly competitive. Our ability to compete depends on many factors, many of which are outside of our control. These factors include: timing and market acceptance, introduction of competitive technologies, and price and purchaser’s interest in acquiring our oil and natural gas output.  Many existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, substantial track records, and significantly greater financial, technical and technological resources than us. This may allow them to devote greater resources to the development and promotion of their oil and natural gas exploration and production projects. Many of these competitors offer a wider range of oil and natural gas opportunities not available to us and may attract business partners consequently resulting in a decrease of our business opportunities. These competitors may also engage in more extensive research and development, adopt more aggressive strategies and make more attractive offers to existing and potential purchasers, and partners. Furthermore, competitors may develop technology and oil and natural gas exploration strategies that are equal or superior to us and achieve greater market recognition. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to better address the needs of our target market. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

Material differences between the estimated and actual timing of critical events may affect the completion of and commencement of production from development projects.

We are involved in several development projects. Key factors that may affect the timing and outcome of such projects include: project approvals by joint-venture partners; timely issuance of permits and licenses by governmental agencies; weather conditions; manufacturing and delivery schedules of critical equipment; and commercial arrangements for pipelines and related equipment to transport and market hydrocarbons. Delays and differences between estimated and actual timing of critical events may affect our projections related to such development projects.

Indemnities may be unenforceable or uncollectible which could adversely affect our business, financial condition and future operations.

The joint operating agreements with participants in an oil and natural gas ventures generally provide for the indemnification of the operator; however, joint operating agreements may not be in force and effect with regard some of our properties in which we are the operator. Furthermore, such indemnification rights may not be enforceable or a participant may not be financially able to comply with its indemnification obligations. We may not be able to obtain such indemnification agreements in the future. The failure to obtain enforceable indemnification agreements or a participant’s inability to indemnify us may cause us to assume all operating costs of a property. Such a result could adversely affect our business, financial condition and future operations which additionally, could cause us to become insolvent.

We have limited control over the activities on properties we do not operate, and are dependent on the skill, ability and decisions of third party operators with regard to such properties.

We currently operate all of our properties, although we have in the past and will likely in the future have non-operated properties. The success of the drilling, development, production and marketing of the oil and natural gas from non-operated properties is dependent upon the decisions of third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. We have limited ability to influence or control the operation or future development of non-operated properties or the amount of capital expenditures that we are required to fund with respect to them. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital and lead to unexpected future costs.

We have hurricane associated risks in connection with our operations in the Texas, Louisiana and the Gulf Coast.

We could be subject to production curtailments resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and natural gas purchasers, or vendors and suppliers, because a majority of our oil and natural gas properties are located in or near coastal areas of the Texas, Louisiana and Gulf Coast. Our Matagorda Bay properties are located in the shallow Texas state waters in Calhoun and Matagorda Counties and could be subject to associated hurricane related risks.

We may not carry sufficient insurance, which could adversely affect our business, financial condition and future operations.

To protect against possible liability, we maintain liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, if we are unable to maintain insurance in the future at an acceptable cost or at all, or if our insurance does not fully cover us and a successful claim was made against us, we could be exposed to liability. Moreover, large claims successfully asserted against us might cause us to pay much higher insurance premiums or a large deductible or co-payment. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of management from our operations, which could have an adverse effect on our financial performance. The nature of the oil and natural gas business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to us. Other significant hazards may be discovered in the future. We may be subject to liability claims as an owner of working interests with respect to certain types of liabilities.

Repercussions from terrorist activities or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts or other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If events of this nature occur and persist, the political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on prevailing oil and natural gas prices and causing a reduction in our revenues. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged by such an attack. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

The proposed United States federal budget for fiscal year 2010 includes certain provisions that, if passed as originally submitted, will have an adverse effect on our financial position, results of operations, and cash flows.

On February 26, 2009, the Office of Management and Budget released a summary of the President’s proposed federal budget for fiscal year 2010.  The proposed budget repeals many tax incentives and deductions that are currently used by U.S. oil and gas companies and imposes new taxes. The provisions include: elimination of the ability to fully deduct intangible drilling costs in the year incurred; increases in the taxation of foreign source income; levy of an excise tax on Gulf of Mexico oil and gas production; repeal of the manufacturing tax deduction for oil and gas companies; increase in the geological and geophysical amortization period for independent producers; and implementation of a fee on non-producing leases located on federal lands.

Should some or all of these provisions become law our taxes will increase, potentially significantly, which would have a negative impact on our net income and cash flows. This could also reduce our drilling activities. Since none of these proposals have yet to be voted on or become law, we do not know the ultimate impact these proposed changes may have on our business.

Risks Relating to Ownership of Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes Oxley Act, strain our resources and increase our costs, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with laws, regulations and requirements, including certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 and related regulations of the SEC. Complying with these statutes, regulations and requirements occupies a significant amount of the time of our board of directors and management. We are or may be required to:

•	institute a comprehensive compliance function;
•	establish internal policies, such as those relating to disclosure controls and procedures and insider trading;
•
design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;
•	involve and retain outside counsel and accountants in the above activities; and
•	establish an investor relations function.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies subject to the act to disclose any material weaknesses discovered through management’s assessments. We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.  We will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Any material weaknesses or other deficiencies in our internal control over financial reporting may affect our ability to comply with SEC reporting requirements and the NASDAQ Global Market, listing standards or cause our financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, as well as subject us to civil or criminal investigations and penalties.

We may be unable to meet the standards established by the NASDAQ Global Market for the continued listing of our common stock.

Our common stock has been quoted on the NASDAQ Global Market under the symbol “STXX” since October 31, 2007, and we must meet certain established standards for our common stock to continue to be listed the NASDAQ Global Market. The standards for continued listing on either market require, among other things, that the minimum bid price for the listed securities be at least $1.00 per share. Our common stock has recently been trading below $1.00 per share. On October 16, 2008, NASDAQ implemented a temporary suspension of the $1.00 minimum price bid rule. This temporary suspension is currently scheduled to expire on July 20, 2009. If our common stock were to be excluded from the NASDAQ Global Market, the prices of our common stock and the ability of holders to sell such stock would be adversely affected, and we would be required to comply with the initial listing requirements to be relisted on the NASDAQ Global Market or another national securities exchange.

The price of our common stock may be volatile.

The trading price of our common stock may be highly volatile and could be subject to fluctuations in response to a number of factors beyond our control. Some of these factors relating to volatility include:

•	our results of operations and the performance of our competitors;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	changes in earnings estimates or recommendations by research analysts who follow, or may follow, us or other companies in our industry;
•	changes in general economic conditions;
•	changes in market prices for oil and natural gas;
•	actions of our historical equity investors, including sales of common stock by our directors and executive officers;
•	actions by institutional investors trading in our stock;
•	disruption of our operations;
•	any major change in our management team;
•	other developments affecting us, our industry or our competitors; and
•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

In recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or our performance, and those fluctuations could materially reduce our common stock price.

The market for our common stock is limited and may not provide adequate liquidity.

Our common stock is currently thinly traded. In the year ended December 31, 2008, the actual daily trading volume in our common stock ranged from a low of zero (0) shares of common stock traded to a high of 594,600 shares of common stock traded, with only 22 days exceeding a trading volume of 50,000 shares. On most days, this trading volume means there is limited liquidity in our shares of common stock. Selling our shares is more difficult because smaller quantities of shares are bought and sold and news media coverage about us is limited. These factors result in a limited trading market for our common stock and therefore holders of our stock may be unable to sell shares purchased, should they desire to do so.

The issuance of additional common and preferred stock would dilute existing stockholders.

We are authorized to issue up to 200,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as our board may consider sufficient.  The issuance of additional common stock in the future would reduce the proportionate ownership and voting power of the common stock now outstanding. During calendar year 2008, we approved the grant of our common stock in the form of restricted stock awards under our Equity Incentive Compensation Plan to our executive officers, to certain other employees, to our directors and to a consultant engaged by our board of directors. We plan to make similar awards under our Equity Incentive Compensation Plan in current and future years.

We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by our board of directors. Such designation of a new series of preferred stock may be made without stockholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock now outstanding. Preferred stockholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;
•	receiving preferences over the holders of common stock regarding our surplus funds in the event of our dissolution, liquidation or the payment of dividends to preferred stockholders;
•	delaying, deferring or preventing a change in control of our company; and
•	discouraging bids for our common stock.

We recently entered into a securities exchange agreement with The Longview Fund L.P., pursuant to which the Company we issued 1.75 million shares of our Series A Convertible Preferred stock in connection with our $27.3 debt restructuring and non-core asset dispositions. These 1.75 million shares of Series A Convertible Preferred stock are convertible into approximately 35 million shares of common stock at $0.50 per share, and the registration statement of which this prospectus is a part of is registering for resale these underlying shares of common stock. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

Our executive officers, directors and affiliates may be able to control the election of our directors and all other matters submitted to our stockholders for approval.

The following share calculations treat shares issuable upon the exercise of options or warrants as outstanding (both in the numerator and denominator for percentages) and assume actual vesting. Our executive officers and directors, in the aggregate, beneficially own or have the right to acquire approximately 2.4 million shares or approximately 12% of our fully diluted common stock, exclusive of which The Longview Fund, L.P and Doud Oil & Gas Company LLC currently own or control, directly or indirectly, approximately 7.8 million shares and 2.4 million shares, or approximately 44% and 12% of our fully diluted common stock, respectively.  As a result, these holders, if they were to act together, could exercise effective control over all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

If securities or industry analysts do not publish research reports about our business or if they downgrade our stock, the price of our common stock could decline.

Small, relatively unknown companies can achieve visibility in the trading market through research and reports that industry or securities analysts publish. The lack of published reports by independent securities analysts could limit the interest in our common stock and negatively affect our stock price.  We do not have any control over the research and reports these analysts publish or whether they will be published at all. If any analyst who does cover us downgrades our stock, our stock price could decline.  If analysts fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price to decline.

USE OF PROCEEDS

This prospectus relates to the offer and sale from time to time of up to an aggregate of 44,648,391 of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders. Please read “Selling Stockholders” for a list of the persons receiving proceeds from the sale of the common stock covered by this prospectus.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our common stock, preferred stock, Articles of Incorporation, and by-laws is a summary only and is subject to the complete text of our Articles of Incorporation and by-laws. You should read our Articles of Incorporation, by-laws and rights agreement as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. You may request copies of these documents by writing or telephoning us at our address and telephone number shown under the caption “Where You Can Find More Information.” This section also summarizes relevant provisions of the Nevada Revised Statutes. The terms of the Nevada Revised Statutes are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these laws.

Our authorized capital stock currently consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2009, there were approximately 16,800,862 shares of common stock outstanding and 2,623 stockholders of record of our common stock. As of June 30, 2009, there were 1,755,326 shares of our Series A Convertible Preferred Stock outstanding and one stockholder of record of our Series A Convertible Preferred Stock.

Common Stock

The holders of the common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of the stockholders. Shares of common stock do not carry cumulative voting rights, and therefore a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any persons to the Board of Directors. Our amended bylaws provide that a majority of the issued and outstanding shares of the Company shall constitute a quorum for stockholders’ meeting except with respect to certain matters for which a greater percentage quorum is required by statute or our Articles of Incorporation or bylaws.  Stockholders of the Company have no pre-emptive rights to acquire additional shares of our common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. If we issue preferred stock in the future that are subject to dividend rights, payment of dividends to holders of our common stock may be subject to the rights of holders of our preferred stock with respect to payment of preferential dividends, if any.

If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

We had 16,800,862 shares of common stock outstanding as of June 30, 2009. Our common stock is listed on the NASDAQ Global Market under the symbol “STXX.”

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue up to five million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Our Series A Convertible Preferred Stock is perpetual and has a stated value of $10.00 per share, has no coupon rate or mandatory dividends, and has no voting rights. The shares of Series A Convertible Preferred Stock are convertible into shares of common stock at any time subsequent to 90 days after the issuance of the shares at a conversion price of $0.50 per share of common stock. The conversion of the Series A Convertible Preferred Stock is subject to a 9.99% limitation on Longview’s ownership of our common stock at one time. The holders of the Series A Convertible Preferred Stock shall be entitled to receive liquidating distributions in the amount of $10.00 per share before any distribution of assets is made to the holders of our other capital stock

The conversion price shall be adjusted upon the declaration of a stock dividend or distribution to other holders of our capital stock, a common stock split or reverse stock split or reclassification so that the holders of the Series A Convertible Preferred Stock shall be in the same position they would have after the happening of any of the events described above had the Series A Convertible Preferred Stock been converted immediately prior to the happening of such event. Upon the issuance by us of any securities or right to purchase securities for consideration less than the conversion price then in effect, the conversion price shall be reduced to such lower price. This adjustment provision does not apply to issuances of any securities, or right to purchase securities, already existing or to be issued under our Equity Incentive Compensation Plan.

The holder of the Series A Convertible Preferred Stock has been granted registration rights for the resale of the common stock underlying the Series A Convertible Preferred Stock. The registration rights are subject to certain limitations which may be imposed by SEC rules with respect to the number of common stock shares that can be included in any one registration statement. The registration statement of which this prospectus is a part of registers the shares of common stock underlying the shares of Series A Convertible Preferred Stock.

As of June 30, 2009, there were 1,755,326 shares of Series A Convertible Preferred Stock outstanding.

Authorized but Unissued Stock

We have 200,000,000 authorized shares of common stock and 5,000,000 authorized shares of preferred stock, of which 16,800,862 shares of common stock and 1,755,326 shares of preferred stock were outstanding as of June 30, 2009. One of the consequences of our authorized but unissued common stock and preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or
•	effecting an acquisition that might complicate or preclude the takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Our Articles of Incorporation do not prohibit action by written consent of stockholders in lieu of a meeting and our by-laws permit stockholders to take action by written consent in lieu of a meeting. Special meetings of stockholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or by the President or Secretary upon the written request of stockholders owning a majority in amount of any class of our capital stock issued and outstanding and entitled to vote.

Amendment of the By-laws

Under Nevada law, unless otherwise prohibited by any by-law adopted by the stockholders, the directors may adopt, amend or repeal any by-law, including any by-law adopted by the stockholders. Our Articles of Incorporation may grant the authority to adopt, amend or repeal bylaws exclusively to the directors. Our Articles of Incorporation and by-laws grant our board of directors the power to alter and repeal our by-laws.

Removal of Directors

Directors may be removed with cause by a vote of at least a majority of the voting power of our outstanding voting stock at any special meeting of stockholders duly called and held for such purpose. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office even if less than a quorum. A director elected to fill a vacancy not resulting from an increase in the number of directors serves for the remaining term of his predecessor or his earlier death, resignation or removal.

Limitation of Liability of Officers and Directors

Under our Articles of Incorporation, our directors and officers shall not be personally liable to the Company or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve international misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends.

As a result, neither we nor our stockholders, through stockholders’ derivative suits on our behalf, have the right to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Charter and By-law Provisions

There are no provisions in our by-laws or Articles of Incorporation that would delay, defer or prevent a change in control of the Company.

Transfer Agent and Registrar

Our stock transfer agent is Transfer Online, Inc., whose offices are located at 317 SW Alder Street, 2nd Floor, Portland, Oregon 97204. Its telephone and fax numbers are respectively (503) 227-2950 and (503) 227-6874.

SELLING STOCKHOLDERS

The shares of our common stock covered by this prospectus are being offered by the selling stockholders referenced in the table below. This prospectus does not and will not cover subsequent sales of common stock purchased from the selling stockholders named in this prospectus.

The following table sets forth the name of the selling stockholders, the amount of shares of our common stock beneficially owned by each selling stockholder prior to the offering, the amount being offered for each selling stockholder’s account, and the amount to be owned by such stockholder after completion of the offering, assuming that all shares held are sold pursuant to this prospectus.  Because the selling stockholders may transfer all, some or none of the shares pursuant to this prospectus, or may transfer or otherwise dispose of shares in transactions exempt from the registration requirements of the Securities Act of 1933, we do not know the exact number of shares of our common stock or the percentage of common stock outstanding that will be held by the selling stockholders after completion of the sale of shares hereunder.  The selling stockholders are under no obligation to sell or dispose of all or any portion of the shares held by them, nor are the selling stockholders obligated to sell or dispose of any such shares immediately pursuant to this prospectus.

We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information.

Name	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Percentage of Shares of Common Stock Beneficially Owned Before Completion of the Offering(1)	Number of Shares of Common Stock That May Be Offered Hereby		Number of Shares of Common Stock Beneficially Owned After Completion of the Offering(1)(2)(3)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering(3)
The Longview Fund, L.P. (4)	7,876,871	(5)	46.49%	42,983,391	(6)	—	—
Wayne Maloney	—		—	300,000	(7)	—	—
James Lewis	—		—	450,000	(7)	—	—
Steven G. King	—		—	150,000	(7)	—	—
Donald E. and Joanne K Davidson	—		—	300,000	(7)	—	—
Kedar R. Belhe	—		—	240,000	(7)	—	—
Bernard Benson	—		—	75,000	(7)	—	—
Kevin Smith	—		—	75,000	(7)	—	—
Elmer Salovich TTEE Elmer R. Salovich Living Trust	—		—	75,000	(7)	—	—
Total	7,876,871		46.49%	44,648,391		—	—

(1)	Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(2)
The conversion of the Preferred Stock is subject to a 9.99% limitation on Longview’s ownership of the Company’s outstanding common stock at one time. The 9.99% stock ownership limitation will prevent Longview from converting any of the Preferred Stock without first selling in excess of 6 million shares of the Company’s common stock that it currently owns.

(3)	Assumes that all shares of common stock being registered are sold in this offering.

(4)
This amount represents the securities reported as beneficially owned by The Longview Fund, L.P. and by the following Longview affiliates: Viking Asset Management, LLC, Viking Asset Management, Ltd., Peter T. Benz, Merrick D. Okamoto, Wayne H. Coleson, S. Michael Rudolph and Longview Fund International, Ltd. The Longview Fund, L.P. and each of the Longview affiliates disclaims membership in a group, within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.

(5)	Consists of 7,126,871 shares of common and warrants to purchase 750,000 shares of common stock for $10.00 per share.

(6)
Consists of 35,106,520 shares of common stock issuable upon conversion of 1,755,326 shares of Series A Convertible Preferred at $0.50 per share and 7,876,871 shares of common stock beneficially owned by Longview pre offering.

(7)	Consists of shares of common stock issuable upon conversion of convertible notes at $0.50 per share and warrants to purchase shares of common stock for $0.50 per share.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders pursuant to rights held by the selling stockholders under agreements with the Company.

Each selling stockholder may sell the shares of common stock covered by this prospectus from time to time in any legal manner selected by the selling stockholder, including directly to purchasers or through underwriters, brokers, dealers, agents or other persons, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker, dealer, agent or other person may be in excess of those customary in the types of transactions involved. Each selling stockholder will act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale of the common stock covered by this prospectus.

The shares held by the selling stockholders may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected at various times in one or more transactions, which may include:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades or otherwise on the NASDAQ Global Market;

•	transactions in the over-the-counter market;

•	transactions otherwise than on the NASDAQ Global Market or in the over-the-counter market;

•	transactions in which brokers, dealers or underwriters purchase the shares for resale, including without limitation on a firm commitment or best efforts basis or for their own account;

•
transactions “at the market” to or through market makers of our common stock or into an existing market for our common stock, and in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales through agents;

•	privately negotiated transactions;

•	any other method permitted under applicable law; or

•	any combination of the foregoing.

To our knowledge, there are currently no plans, arrangements or understandings between the selling stockholders and any underwriter, broker, dealer, agent or other person regarding the sale of common stock by the selling stockholders. To the extent required, the shares to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any underwriter, broker, dealer, agent or other person, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement filed with the SEC under Rule 424(b) under the Securities Act or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part. The selling stockholders may sell any or all of the shares of our common stock offered by it pursuant to this prospectus. In addition, there can be no assurance that the selling stockholders will not transfer, devise or gift the shares of common stock by other means not described in this prospectus.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to an exemption from the registration requirements of the Securities Act (including without limitation Rule 144 thereunder) may be sold pursuant to that exemption rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The aggregate proceeds to the selling stockholders from the sale of the shares offered by it will be the purchase price of the shares less discounts and commissions, if any. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts and commissions and/or agent’s commissions. We will not receive any of the proceeds from the sale of the shares of common stock covered by this prospectus.

The selling stockholders and any underwriters, brokers, dealers, agents or other persons who act in connection with the sale of common stock hereunder may be deemed to be “underwriters” as that term is defined in the Securities Act, and any discounts, commissions or fees received by them and any profit on the resale of the common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.

The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part. Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Subject to certain limitations, we have agreed to indemnify Longview, their officers, directors, employees, partners, attorneys and agents, each underwriter, broker or other person acting on behalf of certain selling stockholder and each person who controls any of the foregoing persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which such persons may be required to make in respect of such liabilities. Subject to certain limitations, Longview has agreed to indemnify us, our directors, our officers who sign the registration statement of which this prospectus is a part and each person who controls any of the foregoing persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments in connection with such liabilities, but only to the extent such liabilities are caused by written information furnished to us by Longview for inclusion in this prospectus or any supplement or amendment hereto.

We have agreed to pay all of the costs, fees and expenses incident to the registration of the resale of the selling stockholder’s common stock. We will not pay any legal fees or other expenses of the selling stockholder or any commissions, fees and discounts of underwriters, brokers, dealers and agents.

We have agreed to keep the registration statement of which this prospectus is a part effective until the sooner of (i) five years after the effective date of the registration statement of which this prospectus is a part, or (ii) until all of the shares included in this prospectus may be sold without volume limitations pursuant to Rule 144 under the 1933 Act.

LEGAL MATTERS

The validity of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007 and for the years then ended, appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008, have been audited by Causey Demgen & Moore Inc., an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.southtexasoil.com, you can access a link to electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Sherry L. Spurlock, Chief Financial Officer, at our principal executive office, which is:

South Texas Oil Company
300 East Sonterra Boulevard, Suite 1220
San Antonio, Texas 78258
(210) 545-5994

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008

•	our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009; and

•
our current reports on Form 8-K filed on February 12, 2009, February 23, 2009, May 20, 2009, May 22, 2009, June 16, 2009, June 19, 2009 and June 23, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Reports on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

Included and incorporated by reference in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements regarding:

•	business strategy;

•	estimates of future commodity prices;

•	amounts and types of capital expenditures and operating expenses;

•	expansion and growth of our business and operations;

•	expansion and development trends of the oil and natural gas industry;

•	operating results and working capital; and

•	future methods and types of financing.

Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Miscellaneous
TOTAL	$

Item 15.  Indemnification Of Officers And Directors

Our Articles of Incorporation and by-laws contain certain provisions permitted under the Nevada Revised Statutes (“NRS”) relating to the liability of directors. Under our Articles of Incorporation, our directors and officers shall not be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve international misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends.

As a result, neither we nor our stockholders, through stockholders’ derivative suits on our behalf, have the right to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. These provisions will not alter a director’s liability under federal securities laws.

Our Articles of Incorporation and by-laws also provide that we must indemnify our directors and officers to the fullest extent permitted by Nevada law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Nevada law, subject to very limited exceptions.

Section 78.7502 of the NRS, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 78.752 of the NRS further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

Item 16.  Exhibits And Financial Statement Schedules

(a)           Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
4.1
Securities Exchange Agreement dated February 20, 2009 among the Company and its Subsidiaries, and The Longview Fund, L.P.)(incorporated by reference to Appendix B to the Information Statement on Schedule 14C filed on April 24, 2009).

4.2
Securities Purchase Agreement dated June 10, 2009 and June 16, 2009 by and among the Company and the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed on June 16, 2009).

4.3	Form of Convertible Note (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on June 16, 2009).
4.4	Form of Warrant (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed on June 16, 2009).
5.1	Opinion of Thompson & Knight LLP
23.1	Consent of Causey Demgen & Moore Inc.
23.3	Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24	Power of Attorney (included in the signature page of this Registration Statement)

Item 17.  Undertakings

The undersigned registrant hereby undertakes:

(a)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relaying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to the date of first use.

(e)           That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas on July 1, 2009.

SOUTH TEXAS OIL COMPANY

By:	/s/ Michael J. Pawelek
Name:	Michael J. Pawelek
Title:	Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of South Texas Oil Company, a Nevada corporation, do hereby constitute and appoint Michael J. Pawelek and Sherry L. Spurlock, and each of them, our true and lawful attorney-in-fact and agent, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statements, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Michael J. Pawelek	President, Chief Executive Officer and Chairman of the
Michael J. Pawelek	Board (Principal Executive Officer)	July 1, 2009

/s/ Sherry L. Spurlock	Executive Vice President and Chief Financial Officer
Sherry L. Spurlock	(Principal Financial Officer)	July 1, 2009

/s/ David P. Lieberman	Director	July 1, 2009
David P. Lieberman

/s/ Stanley A. Hirschman	Director	July 1, 2009
Stanley A. Hirschman

/s/ Bryce W. Rhodes	Director	July 1, 2009
Bryce W. Rhodes

/s/ Doyle A. Valdez	Director	July 1, 2009
Doyle A. Valdez

INDEX TO EXHIBITS

Exhibit No.	Description
4.1
Securities Exchange Agreement dated February 20, 2009 among the Company and its Subsidiaries, and The Longview Fund, L.P.)(incorporated by reference to Appendix B to the Information Statement on Schedule 14C filed on April 24, 2009).

4.2
Securities Purchase Agreement dated June 10, 2009 and June 16, 2009 by and among the Company and the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed on June 16, 2009).

4.3	Form of Convertible Note (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on June 16, 2009).
4.4	Form of Warrant (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed on June 16, 2009).
5.1	Opinion of Thompson & Knight LLP
23.1	Consent of Causey Demgen & Moore Inc.
23.3	Consent of Thompson & Knight LLP (included in Exhibit 5.1)
24	Power of Attorney (included in the signature page of this Registration Statement)